SEC FILE NO. 001-33383
CUSIP NUMBER 86800U104

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:
Super Micro Computer, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
980 Rock Avenue
City, State and Zip Code:
San Jose, California 95131

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Super Micro Computer, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for fiscal year ended June 30, 2018 (the “2018 Form 10-K”) in a timely manner without unreasonable effort or expense. As previously announced, the Company has been unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2017 (the “2017 Form 10-K”), Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 (“Q1 10-Q”), Quarterly Report on Form 10-Q for the quarter ended December 31, 2017 (“Q2 10-Q”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (“Q3 10-Q”) (the 2017 Form 10-K, Q1 10-Q, Q2 10-Q, Q3 10-Q and the 2018 Form 10-K being collectively referred to herein as the “Delinquent Reports”). The Audit Committee of the Company’s Board of Directors has completed the previously disclosed investigation. The Company is currently in the process of preparing its financial statements in light of the results of the Audit Committee investigation and other ongoing testing. A significant number of transactions remain to be reviewed.

The delay primarily relates to the magnitude of work that the Company still must perform in order to review the Company's accounting judgments, estimates and records for transactions that occurred during fiscal years 2015 through 2017, as well as the Company’s assessment and conclusions on the effectiveness of its internal control over financial reporting during such periods, so that it can complete the financial statements for the 2017 Form 10-K and subsequently complete the other delinquent reports. Although the Company has made substantial progress in these matters and committed extraordinary resources and personnel toward the effort, the amount of work is substantial and the additional testing required has taken longer than anticipated.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kevin Bauer	(408)	503-8000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☒ No

The Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017, the Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, the Quarterly Report on Form 10-Q for the quarter ended December 31, 2017 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 have not yet been filed.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐  Yes ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 21, 2018, the Company issued a press release announcing certain preliminary financial results for the quarter ended June 30, 2018. A copy of the press release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 21, 2018. In the press release, the Company announced the following:

•	The Company expects to report net sales for the quarter ended June 30, 2018 in the range of $986 million to $996 million.

•	The Company expects to report GAAP gross margin for the quarter ended June 30, 2018 in the range of 12.8% to 13.0%.

•	The Company expects to report GAAP fully diluted earnings per share in the range of $0.51 to $0.55.
As described in Part III of this report, the Company is in the process of preparing its financial statements to be included in its 2017 Form 10-K, which includes its fourth fiscal quarter of 2017. Accordingly, the Company is currently unable to make a reasonable estimate of any changes in its results of operations compared to the financial results for the corresponding quarter in the last fiscal year. The unaudited interim financial information presented above is preliminary and subject to change. The final financial results reported for this period may differ from the results reported in this Form 12b-25 as a result of the Audit Committee investigation and additional review and testing discussed in Part III above.

The statements included in this Form 12b-25 regarding our financial performance and results of operations, in each case as expected to be reported, and other statements that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include the results and finalization of the Company’s financial statements, audit and reviews, including the impact, if any, of the results of the Audit Committee investigation on the Company’s financial statements and the impact of such investigation and delayed SEC report filings on the Company’s business, together with those described under Risk Factors in our filings with the U.S. Securities and Exchange Commission.

Super Micro Computer, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 29, 2018	By:	/s/ KEVIN BAUER
Kevin Bauer Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)